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Exhibit 99(a)(1)(A)

PUT RIGHT PURCHASE OFFER
TO HOLDERS OF

1.75% CONVERTIBLE SENIOR NOTES DUE 2026

ISSUED BY
AAR CORP.

CUSIP Numbers: 000361 AG 0 (144A) and 000361 AH 8

        NOTICE IS HEREBY GIVEN pursuant to the terms and conditions of the Indenture, dated as of February 1, 2006 (the "Indenture"), between AAR CORP., a Delaware corporation (the "Company"), and U.S. Bank National Association, as trustee (the "Trustee"), for the Company's 1.75% Convertible Senior Notes due 2026 (the "Securities") that, at the option of each holder (the "Holder") of the Securities, the Securities will be purchased by the Company for $1,000 per $1,000 principal amount of the Securities plus accrued and unpaid interest on the Securities to, but not including, February 1, 2013 (the "Put Right Purchase Price"), subject to the terms and conditions of the Indenture, the Securities and this Put Right Purchase Offer and related notice materials, as amended or supplemented from time to time (the "Put Option"). Holders may surrender their Securities from 9:00 a.m., New York City time, on Thursday, January 3, 2013 through 5:00 p.m., New York City time, on Thursday, January 31, 2013 (the "Expiration Date"), which is the business day immediately preceding February 1, 2013 (the "Repurchase Date"). This Put Right Purchase Offer is being sent pursuant to the provisions of Sections 7.1 and 8.1 of the Indenture and paragraph 7 of the Securities. All capitalized terms used but not specifically defined in this Put Right Purchase Offer shall have the meanings given to such terms in the Indenture and the Securities.

        To exercise your option to have the Company purchase the Securities and receive the Put Right Purchase Price, you must validly surrender the Securities prior to 5:00 p.m., New York City time, on the Expiration Date. Securities surrendered for purchase may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. The right of Holders to surrender Securities for purchase in the Put Option expires at 5:00 p.m., New York City time, on the Expiration Date.

        The Trustee has informed the Company that, as of the date of this Put Right Purchase Offer, all custodians and beneficial holders of the Securities hold the Securities through Depository Trust Company ("DTC") accounts and that there are no certificated Securities in non-global form. Accordingly, all Securities surrendered for purchase hereunder must be delivered through the transmittal procedures of DTC.

The Paying Agent is: U.S. Bank National Association
By Regular, Registered or Certified Mail or Overnight Courier:		By Facsimile:
U.S. Bank National Association		651-466-7372
Attention:	Corporate Trust Services
	Specialized Finance	Confirm Receipt of
	60 Livingston Avenue Saint Paul, MN 55107	Facsimile Only: 1-800-934-6802

        Additional copies of this Put Right Purchase Offer may be obtained from the Paying Agent at its addresses set forth below:

By Regular Registered or Certified Mail or Overnight Courier:		For Information:
U.S. Bank National Association		1-800-934-6802
Attention:	Corporate Trust Services Bondholder Communications 60 Livingston Avenue Saint Paul, MN 55107

Dated: January 3, 2013

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 TABLE OF CONTENTS

SUMMARY TERM SHEET			1
IMPORTANT INFORMATION CONCERNING THE OPTION			3
1.	Information Concerning the Company		3
2.	Information Concerning the Securities		4
	2.1	The Company's Obligation to Purchase the Securities	4
	2.2	Put Right Purchase Price	4
	2.3	Conversion Rights of the Securities	5
	2.4	Market for the Securities and the Company's Common Stock	5
	2.5	Redemption	6
	2.6	Change in Control	6
	2.7	Ranking	6
	2.8	Dividends	6
3.	Procedures to be Followed by Holders Electing to Surrender Securities for Purchase		6
	3.1	Method of Delivery	6
	3.2	Agreement to be Bound by the Terms of the Put Option	6
	3.3	Delivery of Securities	7
4.	Right of Withdrawal		8
5.	Payment for Surrendered Securities		9
6.	Securities Acquired		9
7.	Plans or Proposals of the Company		9
8.	Interests of Directors, Executive Officers and Affiliates of the Company in the Securities		10
9.	Purchases of Securities by the Company and its Affiliates		10
10.	Material United States Federal Income Tax Consequences		10
11.	Additional Information		15
12.	No Solicitations		15
13.	Definitions		15
14.	Conflicts		15

        No person has been authorized to give any information or to make any representation other than those contained in the Put Option and, if given or made, such information or representation must not be relied upon as having been authorized. You should not assume that the information contained in this Put Right Purchase Offer is accurate as of any date other than the date on the front of this Put Right Purchase Offer. The Put Option does not constitute an offer to buy or the solicitation of an offer to sell securities in any circumstances or jurisdiction in which such offer or solicitation is unlawful. The delivery of the Put Option shall not under any circumstances create any implication that the information contained in the Put Option is current as of any time subsequent to the date of such information. None of the Company or its board of directors or employees are making any representation or recommendation to any Holder as to whether or not to surrender such Holder's Securities. You should consult your own financial and tax advisors and make your own decision as to whether to surrender your Securities for purchase and, if so, the amount of Securities to surrender.

ii

 SUMMARY TERM SHEET

        The following are answers to some of the questions that you may have about the Put Option. To understand the Put Option fully and for a more complete description of the terms of the Put Option, we urge you to read carefully the remainder of this Put Right Purchase Offer because the information in this summary is not complete. We have included page references to direct you to a more complete description of the topics in this summary.

  Who is offering to purchase my securities?

        AAR CORP., a Delaware corporation (the "Company," "we," "us" or "our"), is obligated, at your option, to purchase your validly surrendered 1.75% Convertible Senior Notes due 2026 (the "Securities"). (Pages 3-4)

  Why is the Company offering to purchase my securities?

        The right of each holder (the "Holder") of the Securities to sell and the obligation of the Company to purchase the Securities pursuant to the Put Option is a term of the Securities and has been a right of Holders from the time the Securities were issued on February 1, 2006. We are required to repurchase the Securities of any Holder exercising the Put Option pursuant to the terms of the Indenture and the Securities. (Page 4)

  What securities are you obligated to purchase?

        We are obligated to purchase all of the Securities surrendered, at the option of the Holder. As of January 3, 2013, there was approximately $88,135,000 aggregate principal amount of Securities outstanding. The Securities were issued under an Indenture, dated as of February 1, 2006 (the "Indenture"), between the Company, as issuer, and U.S. Bank National Association, as trustee and paying agent (the "Trustee" or "Paying Agent"). (Pages 4-5)

  How much will you pay and what is the form of payment?

        Pursuant to the terms of the Indenture and the Securities, we will pay, in cash, a Put Right Purchase Price of $1,000 per $1,000 principal amount of the Securities plus accrued and unpaid interest on the Securities to, but not including, February 1, 2013 (the "Put Right Purchase Price"), with respect to any and all Securities validly surrendered for purchase and not withdrawn. (Page 4)

  How can I determine the market value of the Securities?

        There is no established reporting system or market for trading in the Securities. To the extent that the Securities are traded, prices of the Securities may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the Company's operating results, the trading price and implied volatility of the Company's common stock and the market for similar securities. To the extent available, Holders are urged to obtain current market quotations for the Securities prior to making any decision with respect to the Put Option. The common stock, $1.00 par value per share (the "Common Stock"), of the Company into which the Securities are convertible is listed on the New York Stock Exchange ("NYSE") under the symbol "AIR." On January 2, 2013, the closing price of the Common Stock on the NYSE was $19.37 per share. (Page 5)

  What does the board of directors of the Company think of the Put Option?

        The board of directors of the Company has not made any recommendation as to whether you should surrender your Securities for purchase in the Put Option. You must make your own decision whether to surrender your Securities for purchase in the Put Option and, if so, the amount of Securities to surrender. (Page 4)

  When does the Put Option expire?

        The Put Option expires at 5:00 p.m., New York City time, on Thursday, January 31, 2013 (the "Expiration Date"), which is the Business Day immediately preceding February 1, 2013 (the "Repurchase Date"). We will not extend the period Holders have to accept the Put Option unless required to do so by the federal securities laws. (Page 4)

  What are the conditions to the purchase by the Company of the Securities?

        The purchase by us of validly surrendered Securities is not subject to any condition other than such purchase being lawful and satisfaction of the procedural requirements described in this Put Right Purchase Offer.

  How do I surrender my Securities?

        To surrender your Securities for purchase pursuant to the Put Option, you must surrender the Securities through the transmittal procedures of The Depository Trust Company ("DTC") no later than 5:00 p.m., New York City time, on the Expiration Date.

  •
  Holders whose Securities are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such Holder desires to surrender such Holder's Securities and instruct such nominee to surrender the Securities on the Holder's behalf through the transmittal procedures of DTC.

  •
  Holders who are DTC participants should surrender their Securities electronically through DTC's Automated Tenders over the Participant Terminal System, subject to the terms and procedures of that system on or before 5:00 p.m., New York City time, on the Expiration Date.

        By surrendering your Securities through the transmittal procedures of DTC, you agree to be bound by the terms of the Put Option set forth in this Put Right Purchase Offer (Pages 6-7)

  If I surrender my Securities, when will I receive payment for them?

        We will accept for payment all validly surrendered Securities promptly upon expiration of the Put Option. We will promptly forward to the Paying Agent, prior to 11 a.m., New York City time, on Friday, February 1, 2013, the appropriate amount of cash required to pay the Put Right Purchase Price for the surrendered Securities, and the Paying Agent will promptly distribute the cash to DTC, the sole record Holder. DTC will thereafter distribute the cash to its participants in accordance with its procedures. (Page 9)

  Until what time can I withdraw previously surrendered Securities?

        You can withdraw Securities previously surrendered for purchase at any time until 5:00 p.m., New York City time, on the Expiration Date. (Page 8)

  How do I withdraw previously surrendered Securities?

        To withdraw previously surrendered Securities, you must comply with the withdrawal procedures of DTC prior to 5:00 p.m., New York City time, on the Expiration Date. (Page 8)

  Do I need to do anything if I do not wish to surrender my Securities for purchase?

        No. If you do not surrender your Securities before the expiration of the Put Option, we will not purchase your Securities and such Securities will remain outstanding subject to their existing terms. (Page 6)

        If I choose to surrender my Securities for purchase, do I have to surrender all of my Securities?

        No. You may surrender all of your Securities, a portion of your Securities or none of your Securities for purchase. If you wish to surrender a portion of your Securities for purchase, however, you must surrender your Securities in a principal amount of $1,000 or an integral multiple thereof. (Page 6)

        If I do not surrender my Securities for purchase, will I continue to be able to exercise my conversion rights?

        Yes. If you do not surrender your Securities for purchase, your conversion rights will not be affected. You will continue to have the right to convert each $1,000 principal amount of a Security into shares of Common Stock, subject to the terms, conditions and adjustments specified in the Indenture and the Securities. (Page 5)

        If I am a U.S. resident for U.S. federal income tax purposes, will I have to pay taxes if I surrender my Securities for purchase in the Put Option?

        The receipt of cash in exchange for Securities pursuant to the Put Option will be a taxable transaction for U.S. federal income tax purposes. You should consult with your tax advisor regarding the actual tax consequences to you. (Pages 10-14)

  Who is the Paying Agent?

        U.S. Bank National Association, the Trustee under the Indenture, is serving as Paying Agent in connection with the Put Option. Its address and telephone number are set forth on the front cover page of this Put Right Purchase Offer.

  Who can I talk to if I have questions about the Put Option?

        Questions and requests for assistance in connection with the surrender of Securities for purchase in the Put Option may be directed to the Paying Agent at the address and telephone and facsimile numbers set forth on the cover of this Put Right Purchase Offer.

IMPORTANT INFORMATION CONCERNING THE OPTION

        1.    Information Concerning the Company.    AAR CORP., a Delaware corporation (the "Company"), is obligated to purchase the Company's 1.75% Convertible Senior Notes due 2026 (the "Securities"). The Securities are convertible into the common stock, $1.00 par value per share (the "Common Stock"), of the Company, subject to the terms, conditions and adjustments specified in the Indenture and the Securities.

        The Company is a holding company whose primary business activity is the provider of products and services to the worldwide aviation and government and defense markets through its principal operating subsidiaries. The Company maintains its registered and principal executive offices at One AAR Place, 1100 N. Wood Dale Road, Wood Dale, Illinois 60191 and the telephone number there is (630) 227-2000.

        2.    Information Concerning the Securities.    The Securities were issued under an Indenture, dated as of February 1, 2006 (the "Indenture"), between the Company, as issuer, and U.S. Bank National Association, as trustee and paying agent (the "Trustee" or "Paying Agent"). The Securities mature on February 1, 2026.

        2.1    The Company's Obligation to Purchase the Securities.    Pursuant to the terms of the Securities and the Indenture, the Company is obligated to purchase all Securities validly surrendered for purchase and not withdrawn, at the Holder's option, on January 31, 2013. This Put Option will expire at 5:00 p.m., New York City time, on Thursday, January 31, 2013 (the "Expiration Date"), which is the business day immediately preceding February 1, 2013 (the "Repurchase Date"). The Indenture does not provide us the right to extend the period Holders have to accept the Put Option. Nonetheless, if we make any change to this Put Option which we determine constitutes a material change, or if we waive a material condition to this Put Option, we will promptly disclose the change or waiver in a supplement to this Notice that we will distribute to registered holders, and we will make a public announcement of such change or waiver promptly afterward by means of a press release. We may be required to extend the Repurchase Date for a period of five to ten business days, depending on the significance of the change or waiver, if the Put Option would otherwise expire during the five to ten business day period. If we are required to extend the Repurchase Date, we will make a public announcement of such extension promptly by means of a press release. If we are required to extend the Repurchase Date and do not accept and pay for tendered Securities promptly after the Expiration Date, such failure to pay would be a default under the Indenture. The purchase by the Company of validly surrendered Securities is not subject to any condition other than such purchase being lawful and the procedural requirements described in this Put Right Purchase Offer.

        If any Securities remain outstanding following the expiration of the Put Option, the Company will become obligated to purchase the Notes, at the option of the Holders, in whole or in part, on February 1, 2016 and February 1, 2021, at a purchase price equal to 100% of the principal amount of those Securities plus accrued and unpaid interest, if any, to, but not including, the purchase date thereof.

        2.2    Put Right Purchase Price.    Pursuant to the Securities, the Put Right Purchase Price to be paid by the Company for the Securities on the Repurchase Date is $1,000 per $1,000 principal amount of the Securities plus accrued and unpaid interest on the Securities to, but not including, the Repurchase Date (the "Put Right Purchase Price"), subject to the terms and conditions of the Indenture. The Put Right Purchase Price will be paid in cash with respect to any and all Securities validly surrendered for purchase and not withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date. Securities surrendered for purchase will be accepted only in principal amounts equal to $1,000 or integral multiples thereof.

        The Put Right Purchase Price is based solely on the requirements of the Indenture and the Securities and bears no relationship to the market price of the Securities or the Common Stock. Thus, the Put Right Purchase Price may be significantly higher or lower than the market price of the Securities on the Put Right Purchase Date. Holders of Securities are urged to obtain the best available information as to potential current market prices of the Securities, to the extent available, and the Common Stock before making a decision whether to surrender their Securities for purchase.

        None of the Company or its board of directors or employees are making any recommendation to Holders as to whether to surrender or refrain from surrendering Securities for purchase pursuant to this Put Right Purchase Offer. Each Holder must make such Holder's own decision whether to surrender such Holder's Securities for purchase and, if so, the principal amount of Securities to surrender based on such Holder's assessment of current market value of the Securities and the Common Stock and other relevant factors.

        2.3    Conversion Rights of the Securities.    Holders who do not surrender their Securities for purchase pursuant to the Put Option will maintain the right to convert their Securities into Common Stock, subject to the terms, conditions and adjustments specified in the Indenture and the Securities. Any Securities which are surrendered pursuant to the Put Option may be converted in accordance with the terms of the Indenture and the Securities only if such surrender has been validly withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date, as described in Section 4 below.

        2.4    Market for the Securities and the Company's Common Stock.    There is no established reporting system or trading market for trading in the Securities. However, we believe the Securities currently are traded over the counter. We believe that there is no practical way to accurately determine the trading history of the Securities. To the extent that the Securities are traded, prices of the Securities may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the Company's operating results, the market price and implied volatility of the Common Stock and the market for similar securities. Following the expiration of the Put Option, we expect that Securities not purchased in the Put Option will continue to be traded over the counter; however, the trading market for the Securities may be even more limited. A debt security with a smaller outstanding principal amount available for trading (a smaller "float") may command a lower price and trade with greater volatility than would a comparable debt security with a larger float. Consequently, our purchase of a significant amount of the Securities pursuant to the Put Option will reduce the float and may negatively affect the liquidity, market value and price volatility of the Securities that remain outstanding following the Put Option. We cannot assure you that a market will exist for the Securities following the Put Option. The extent of the public market for the Securities following consummation of the Put Option will depend upon, among other things, the remaining outstanding principal amount of the Securities at such time, the number of holders of Securities remaining at that time and the interest on the part of securities firms in maintaining a market in the Securities. As of January 3, 2013, there was $88,135,000 aggregate principal amount of Securities outstanding.

        The Common Stock into which the Securities are convertible is listed on the New York Stock Exchange ("NYSE") under the symbol "AIR." The following table sets forth, for the fiscal quarters indicated, the high and low sales prices of the Common Stock as reported on the NYSE.

	High	Low
Fiscal Year Ended May 31, 2013
3rd Quarter (through January 2, 2013)	$19.40	$13.27
2nd Quarter	$17.72	$13.27
1st Quarter	$15.00	$10.00
Fiscal Year Ended May 31, 2012
4th Quarter	$22.75	$12.02
3rd Quarter	$23.67	$16.43
2nd Quarter	$23.95	$14.96
1st Quarter	$31.66	$21.39
Fiscal Year Ended May 31, 2011
4th Quarter	$28.24	$24.76
3rd Quarter	$29.05	$24.68
2nd Quarter	$24.60	$15.56
1st Quarter	$19.46	$14.91

        On January 2, 2013, the closing price of the Common Stock on the NYSE was $19.37 per share. As of January 2, 2013, there were approximately 39,707,533 shares of Common Stock outstanding. We urge you to obtain current market information for the Securities, to the extent available, and the Common Stock before making any decision to surrender your Securities pursuant to the Put Option.

        2.5    Redemption.    Beginning February 6, 2013, the Securities are redeemable for cash at any time at the option of the Company, in whole or in part, at the Redemption Price (as defined in the Indenture).

        2.6    Change in Control.    A Holder who converts Securities into shares of Common Stock in exercise of such Holder's conversion right, may be entitled to a Make-Whole Premium (as defined in the Indenture) consisting of an increase in the Conversion Rate (as defined in the Indenture), if there is a Make-Whole Event (as defined in the Indenture) prior to February 6, 2013.

        2.7    Ranking.    The Securities are unsecured obligations of the Company and rank equal in right of payment to all of the Company's existing and future unsecured and unsubordinated indebtedness, and are senior to existing and future subordinated indebtedness of the Company.

        2.8    Dividends.    The Holders of Securities are not entitled to dividends. Upon conversion into Common Stock, the Holders will be entitled to dividends, if any, made to holders of Common Stock.

        3.    Procedures to be Followed by Holders Electing to Surrender Securities for Purchase.    Holders will not be entitled to receive the Put Right Purchase Price for their Securities unless they validly surrender and do not withdraw the Securities on or before 5:00 p.m., New York City time, on the Expiration Date. Only registered Holders are authorized to surrender their Securities for purchase. Holders may surrender some or all of their Securities; however, any Securities surrendered must be in $1,000 principal amount or an integral multiple thereof. If Holders do not validly surrender their Securities on or before 5:00 p.m., New York City time, on the Expiration Date, their Securities will remain outstanding subject to the existing terms of the Securities.

        3.1   Method of Delivery.    The Trustee has informed the Company that, as of the date of this Put Right Purchase Offer, all custodians and beneficial holders of the Securities hold the Securities through DTC accounts and that there are no certificated Securities in non-global form. Accordingly, all Securities surrendered for purchase hereunder must be delivered through DTC's Automatic Tenders over the Participant Terminal System ("PTS"). This Put Right Purchase Offer constitutes the Company Notice (as defined in the Indenture) and valid delivery of Securities via PTS will constitute a Purchase Notice (as defined in the Indenture) satisfying the notice requirements of the Indenture. Delivery of Securities and all other required documents, including delivery and acceptance through PTS, is at the election and risk of the person surrendering such Securities.

        3.2    Agreement to be Bound by the Terms of the Put Option.    By surrendering your Securities through the transmittal procedures of DTC, a Holder acknowledges and agrees as follows:

  •
  such Securities shall be purchased as of the Put Right Purchase Date pursuant to the terms and conditions set forth in this Put Right Purchase Offer;

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  such Holder agrees to all of the terms of this Put Right Purchase Offer;

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  such Holder has received this Put Right Purchase Offer and acknowledges that this Put Right Purchase Offer provides the notice required pursuant to the Indenture;

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  upon the terms and subject to the conditions set forth in this Put Right Purchase Offer, the Indenture and the Securities, and effective upon the acceptance for payment thereof, such Holder (i) irrevocably sells, assigns and transfers to the Company, all right, title and interest in and to all the Securities surrendered, (ii) releases and discharges the Company and its directors, officers, employees and affiliates from any and all claims such Holder may have now, or may have in the future arising out of, or related to, the Securities, including, without limitation, any claims that such Holder is entitled to receive additional principal or interest payments with respect to the Securities or to participate in any redemption or defeasance of the Securities and (iii) irrevocably constitutes and appoints the Paying Agent as the true and lawful agent and attorney-in-fact of such Holder with respect to any such surrendered Securities, with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (a) deliver certificates representing such Securities, or transfer ownership of such Securities, on the account books maintained by DTC, together, in any such case, with all accompanying evidences of transfer and authenticity, to the Company, (b) present such Securities for transfer on the relevant security register and (c) receive all benefits or otherwise exercise all rights of beneficial ownership of such Securities (except that the Paying Agent will have no rights to, or control over, funds from the Company, except as agent for the Company, for the Put Right Purchase Price of any surrendered Securities that are purchased by the Company), all in accordance with the terms set forth in this Put Right Purchase Offer;

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  such Holder represents and warrants that such Holder (i) owns the Securities surrendered and is entitled to surrender such Securities and (ii) has full power and authority to surrender, sell, assign and transfer the Securities surrendered hereby and that when such Securities are accepted for purchase and payment by the Company, the Company will acquire good title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim or right;

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  such Holder agrees, upon request from the Company, to execute and deliver any additional documents deemed by the Paying Agent or the Company to be necessary or desirable to complete the sale, assignment and transfer of the Securities surrendered;

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  such Holder understands that all Securities properly surrendered for purchase and not withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date will be purchased at the Put Right Purchase Price, in cash, pursuant to the terms and conditions of the Indenture, the Securities, the Put Right Purchase Offer and related notice materials, as amended and supplemented from time to time;

  •
  payment for Securities purchased pursuant to the Put Right Purchase Offer will be made by deposit of the Put Right Purchase Price for such Securities with the Paying Agent, which will act as agent for surrendering Holders for the purpose of receiving payments from the Company and transmitting such payments to such Holders;

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  surrenders of Securities may be withdrawn by written notice of withdrawal delivered pursuant to the procedures set forth in this Put Right Purchase Offer at any time prior to 5:00 p.m., New York City time, on the Expiration Date;

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  all authority conferred or agreed to be conferred pursuant to the terms of the Put Option hereby shall survive the death or incapacity of the undersigned and every obligation of the Holder and shall be binding upon the Holder's heirs, personal representatives, executors, administrators, successors, assigns, trustees in bankruptcy and other legal representatives;

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  the delivery and surrender of the Securities is not effective, and the risk of loss of the Securities does not pass to the Paying Agent, until receipt by the Paying Agent of any and all evidences of authority and any other required documents in form satisfactory to the Company; and

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  all questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any surrender of Securities pursuant to the procedures described in this Put Right Purchase Offer and the form and validity (including time of receipt of notices of withdrawal) of all documents will be determined by the Company, in its sole direction, which determination shall be final and binding on all parties.

        3.3    Delivery of Securities.

        Securities Held Through a Custodian.    A Holder who wishes to tender Securities pursuant to this Put Right Purchase Offer and whose Securities are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such Holder desires to surrender such Holder's Securities and instruct such nominee to surrender the Securities for purchase on the Holder's behalf through the transmittal procedures of DTC as set forth below in "Securities in Global Form" on or prior to 5:00 p.m., New York City time, on the Expiration Date. The Company will, upon request, reimburse brokers, dealers, commercial banks, trust companies or other nominees for reasonable and necessary costs and expenses incurred by them in forwarding the enclosed materials to their customers who are beneficial owners of the Securities held by them as a nominee or in a fiduciary capacity.

        Securities in Global Form.    A Holder who is a DTC participant who wishes to tender Securities pursuant to this Put Right Purchase Offer must surrender to the Company such Holder's beneficial interest in the Securities by:

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  delivering to the Paying Agent's account at DTC through DTC's book-entry system such Holder's beneficial interest in the Securities on or prior to 5:00 p.m., New York City time, on the Expiration Date; and

  •
  electronically transmitting such Holder's acceptance through DTC's PTS, subject to the terms and procedures of that system on or prior to 5:00 p.m., New York City time, on the Expiration Date.

        In surrendering through PTS, the electronic instructions sent to DTC by the Holder or by a broker, dealer, commercial bank, trust company or other nominee on such Holder's behalf, and transmitted by DTC to the Paying Agent, will acknowledge, on behalf of DTC and the Holder, receipt by the Holder of and agreement to be bound by the terms of the Put Option, including those set forth above under "—Agreement to be Bound by the Terms of the Put Option."

        You bear the risk of untimely surrender of your Securities. You must allow sufficient time for completion of the necessary DTC procedures before 5:00 p.m., New York City time, on the Expiration Date.

        4.    Right of Withdrawal.    Securities surrendered for purchase may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. In order to withdraw Securities, Holders must comply with the withdrawal procedures of DTC prior to 5:00 p.m., New York City time, on the Expiration Date. Securities withdrawn from the Put Option may be resurrendered by following the surrender procedures described in Section 3 above.

        This means a Holder must deliver, or cause to be delivered, a valid withdrawal request through the Automated Tender Offer Program system from the tendering DTC participant before 5:00 p.m., New York City time, on the Expiration Date. The withdrawal notice must:

  •
  specify the DTC Voluntary Offer Instruction Number, the name of the participant for whose account such Securities were tendered and such participant's account number at DTC to be credited with the withdrawn Securities;

  •
  contain a description of the Securities to be withdrawn (including the principal amount to be withdrawn); and

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  be submitted through the DTC PTS system by such participant under the same name as the participant's name is listed in the original tender, or be accompanied by evidence satisfactory to the Company that the person withdrawing the tender has succeeded to the beneficial ownership of the Securities.

        We will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal.

        You bear the risk of untimely withdrawal of your Securities. You must allow sufficient time for completion of the necessary DTC procedures before 5:00 p.m., New York City time, on the Expiration Date.

        5.    Payment for Surrendered Securities.    We will promptly forward to the Paying Agent, prior to 11 a.m., New York City time, on February 1, 2013 the appropriate amount of cash required to pay the Put Right Purchase Price for the surrendered Securities, and the Paying Agent will promptly thereafter cause the cash to be distributed to each record Holder who has validly delivered its Securities and not validly withdrawn such delivery prior to 5:00 p.m., New York City time, on the Expiration Date.

        The total amount of funds required by us to purchase all of the Securities is $88,135,000 (excluding accrued but unpaid interest and assuming all of the Securities are validly surrendered for purchase and accepted for payment). In the event any Securities are surrendered and accepted for payment, we intend to use available cash to purchase the Securities.

        6.    Securities Acquired.    Any Securities purchased by us pursuant to the Put Option will be cancelled by the Trustee, pursuant to the terms of the Indenture.

        7.    Plans or Proposals of the Company.    Except as publicly disclosed prior to the date of this Put Right Purchase Offer, the Company currently does not have any plans which would be material to a Holder's decision to surrender Securities for purchase in the Put Option, which relate to or which would result in:

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  any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

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  any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

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  any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company;

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  any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;

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  any other material change in the corporate structure or business of the Company;

  •
  any class of equity securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

  •
  any class of equity securities of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act");

  •
  the suspension of the obligation of the Company to file reports under Section 15(d) of the Exchange Act;

  •
  the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; or

  •
  any changes in the charter, bylaws or other governing instruments of the Company or other actions that could impede the acquisition of control of the Company.

        8.    Interests of Directors, Executive Officers and Affiliates of the Company in the Securities.    Except as otherwise disclosed below, based on a reasonable inquiry by the Company:

  •
  none of the Company or its executive officers, directors, subsidiaries or other affiliates has any beneficial interest in the Securities;

  •
  the Company will not purchase any Securities from such persons; and

  •
  during the 60 days preceding the date of this Put Right Purchase Offer, none of such officers, directors or affiliates has engaged in any transactions in the Securities.

        A list of the directors and executive officers of the Company is attached to this Put Right Purchase Offer as Annex A.

        9.    Purchases of Securities by the Company and its Affiliates.    Each of the Company and its affiliates, including its executive officers and directors, is prohibited under applicable United States federal securities laws from purchasing Securities (or the right to purchase Securities) other than through the Put Option until at least the tenth business day after the Repurchase Date. Following such time, if any Securities remain outstanding, the Company and its affiliates may purchase Securities in the open market, in private transactions, through a subsequent tender offer, or otherwise, any of which may be consummated at purchase prices higher or lower than the Put Right Purchase Price. We have no plans at this time to make any such purchases. Any decision to purchase Securities after the Put Option, if any, will depend upon many factors, including the market price of the Securities, the amount of Securities surrendered for purchase pursuant to the Put Option, the market price of the Common Stock, the business and financial position of the Company and general economic and market conditions.

        We and Osterweis Strategic Fund ("Osterweis") agreed on January 2, 2013 to exchange $22,675,000 aggregate principal amount of the Securities, plus cash in the amount of $7,325,000, for two notes ("New Notes") having aggregate principal amounts of $22,675,000 and $7,325,000, respectively, plus accrued and unpaid interest on the Securities to the issuance date of the New Notes. The New Notes shall mature two years after issuance and will have substantially the same terms as the Securities, with the exception of certain redemption and conversion provisions.

        10.    Material United States Federal Income Tax Consequences

        The following is a summary of the anticipated material United States federal income tax consequences to Holders of exercising the Put Option and is for general information purposes only. Except when otherwise noted, this summary deals only with the Securities held as capital assets within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). The discussion does not cover all aspects of U.S. federal taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on the disposition of the Securities by particular Holders of the Securities, and does not address state, local, non-U.S. or other tax laws. In particular, this discussion does not address the tax considerations that may be relevant to certain types of Holders of the Securities subject to special treatment under the U.S. federal income tax laws such as banks or other financial institutions, insurance companies, regulated investment companies, trusts, estates, S corporations, partnerships or other pass-through entities or other entities or arrangements treated as partnerships or other pass-through entities for U.S. federal income tax purposes, partners or other owners of partnerships or other pass-through entities, real estate investment trusts, persons liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organizations, dealers in securities or currencies, a U.S. Holder (as defined below) that has a functional currency other than the United States dollar, persons who will hold the Securities as part of a straddle or hedging, constructive sale, integrated or conversion transaction for U.S. federal income tax purposes, a person who actually or constructively owns more than 10% of the voting stock of the Company, traders in securities who have elected the mark-to-market method of accounting for their securities, foreign corporations that are "controlled-foreign corporations" or "passive foreign investment companies" or individuals who are U.S. expatriates. In addition, this discussion assumes that the Securities are not treated as contingent payment debt instruments for U.S. federal income tax purposes.

        Furthermore, this discussion is based on the Code, Treasury regulations and administrative and judicial decisions as of the date hereof, any of which is subject to change, possibly retroactively. The Company has not sought any ruling from the Internal Revenue Service ("IRS") with respect to the statements made or the conclusions reached in this discussion, and there can be no assurance that the IRS will agree with such statements and conclusions.

        As used herein, the term "U.S. Holder" means a beneficial owner of the Securities that is, for U.S. federal income tax purposes, an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or who meets the "substantial presence" test under section 7701(b) of the Code, a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia, an estate the income of which is subject to U.S. federal income tax regardless of its source, or a trust (i) the administration of which is subject to the primary supervision of a court within the U.S. and as to which one or more U.S. persons (within the meaning of the Code) have the authority to control all substantial decisions of the trust or (ii) that has a valid election in place to be treated as a U.S. person. The term "Non-U.S. Holder" means any beneficial owner of the Securities that is an individual, corporation (or other entity treated as a corporation for U.S. tax purposes), trust or estate that is not a U.S. Holder.

        If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds the Securities, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding the Securities, and partners in a partnership holding the Securities, should consult their tax advisors.

        Under the "substantial presence" test referred to above, an individual may, subject to certain exceptions, be deemed to be a resident of the United States by reason of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending on the last day of the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year).

        A Holder of the Securities should consult such Holder's own tax advisors concerning the U.S. federal income tax and other tax and tax treaty consequences of exercising the Put Option as well as any consequences arising under the laws of any other taxing jurisdiction.

Consequences to U.S. Holders

Surrender of Securities for Purchase

        The receipt of cash by a U.S. Holder in exchange for the Securities pursuant to the exercise of the Put Option will be a taxable transaction for U.S. federal income tax purposes. The U.S. Holder generally will recognize gain or loss in an amount equal to the difference between the amount of cash received by such U.S. Holder in consideration for the surrender of the Securities (excluding amounts received that are attributable to accrued but unpaid interest which will be taxable as described below) and the U.S. Holder's adjusted tax basis in such Securities at the time of the exchange. A U.S. Holder's adjusted tax basis in the Securities generally will be equal to the cost of the Securities to such U.S. holder, decreased by principal prepayments (if any), increased by the amount of any market discount the U.S. Holder includes or has included in gross income with respect to the Securities and decreased by any amortized bond premium. Amortizable bond premium is generally defined as the excess of a

U.S. Holder's tax basis in the Securities (reduced by the value of the conversion option) immediately after its acquisition over the sum of all amounts payable on the Securities after the purchase date other than payments of qualified stated interest.

        Subject to the market discount rules described below, any such gain or loss recognized on the disposition of the Securities will generally be capital gain or loss. Capital gain of non-corporate U.S. Holders recognized on the disposition of the Securities held for more than one year is eligible for a reduced rate of taxation. In general, for non-corporate taxpayers, long-term capital gains is taxed at a preferential rate of 15%. However, as of January 1, 2013, pursuant to recently passed legislation that is expected to be signed into law, for individuals with income over $400,000 ($450,000 for joint filers), the long-term capital gains rate is 20%. The deductibility of capital losses is subject to limitations.

        If a U.S. Holder purchased the Securities at a discount from their principal amount, the gain recognized upon the exercise of the Put Option will be treated as ordinary income, rather than capital gain, to the extent of the market discount not previously included in income by such U.S. Holder and treated as having accrued on such Securities at the time of the purchase pursuant to the Put Option. Subject to a de minimis exception, the market discount on the Securities is the excess, if any, of the stated principal amount of the Securities over the amount the U.S. Holder paid for it. Generally, market discount would be considered to accrue ratably from the date of acquisition to the maturity date of the Securities, unless the U.S. holder elects to accrue market discount on a constant-yield basis.

Unearned Income Medicare Contribution Tax

        For taxable years beginning on or after January 1, 2013, certain owners of bonds that are individuals, trusts, or estates are subject to a 3.8% Unearned Income Medicare Contribution Tax on the lesser of (1) the U.S. Holder's "net investment income" for the relevant taxable year and (2) the excess of the U.S. Holder's adjusted gross income (increased by certain amounts of excluded foreign income) for the taxable year over a certain threshold (which will be between $125,000 and $250,000, depending on the circumstances). Net investment income generally includes such investor's interest income and net gain from the disposition of bonds, unless such interest income and net gain is derived in the ordinary course of a trade or business (other than a trade or business that consists of certain passive or trading activities). Net investment income may, however, be reduced by properly allocable deductions to such income.

        A U.S. Holder is urged to consult his or her own tax advisors regarding the applicability of the Unearned Income Medicare Contribution Tax to his or her income and gains from the disposition of the Securities.

Accrued but Unpaid Interest

        The portion of the cash proceeds received on an exchange of the Securities that is attributable to accrued but unpaid interest with respect to the Securities will not be taken into account in computing the U.S. Holder's gain or loss. Instead, that portion of the cash proceeds will be recognized as ordinary interest income to the extent that the U.S. Holder has not previously included such accrued but unpaid interest in its income.

Information Reporting and Backup Withholding

        In general, payments made to a U.S. Holder in consideration for the surrender of the Securities for purchase pursuant to the Put Option will generally be subject to information reporting, unless such U.S. Holder is an exempt recipient (such as a corporation). Such payments to a U.S. Holder will also be subject to U.S. federal backup withholding tax at the applicable rate, if the recipient of such payment fails to supply to the Company or the Company's paying agent a correct taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise establishes an exemption from backup withholding. The U.S. federal backup withholding tax rate is 28% of the amount paid.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a credit against the U.S. Holder's federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

        We suggest that you consult your tax advisors concerning the application of information reporting and backup withholding based on your particular circumstances and the availability of, and procedure for, obtaining an exemption from backup withholding under current Treasury regulations.

Consequences to Non-U.S. Holders

Surrender of Securities for Purchase

        Subject to the discussion of accrued but unpaid interest and the discussion of backup withholding below, a Non-U.S. Holder that recognizes gain on the surrender of the Securities for purchase pursuant to the Put Option generally will not be subject to U.S. federal income tax unless (i) the gain is effectively connected with a trade or business in the United States of the Non-U.S. Holder (and, if an applicable income tax treaty applies, the gain is attributable to a U.S. permanent establishment of the Non-U.S. Holder), (ii) in the case of a Non-U.S. Holder who is an individual, that individual is present in the U.S. for 183 days or more in the taxable year of the disposition and certain other conditions are met, or (iii) the Company is or has been a "United States real property holding corporation" (a "USRPHC") for U.S. federal income tax purposes during the shorter of the Non-U.S. Holder's holding period or the 5-year period ending on the date of the disposition of the Securities.

        A Non-U.S. Holder who is an individual described in (i) above will be subject to tax at regular graduated U.S. federal income tax rates on the gain recognized on the surrender of the Securities for purchase pursuant to the Put Option, generally in the same manner as if such Non-U.S. Holder were a U.S. Holder. Additionally, a foreign corporation that falls under (i) above will be subject to tax on such gain generally in the same manner as if such foreign corporation were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits, or at such lower rate as may be specified by an applicable income tax treaty. A Non-U.S. Holder described in (ii) above will be subject to a flat 30% tax on the gain recognized on the surrender of the Securities for purchase pursuant to the Put Option (which gain may be offset by U.S. source capital losses), even though such Non-U.S. Holder is not considered a resident of the United States. We believe that the Company is not and the Company does not anticipate becoming a USRPHC for U.S. federal income tax purposes.

Accrued but Unpaid Interest

        Pursuant to the "portfolio interest" exemption, no withholding of U.S. federal income tax will be required on amounts treated as the payment of accrued interest on the Securities that are not effectively connected with a Non-U.S. Holder's trade or business within the United States (and, if an applicable income tax treaty applies, the gain is not attributable to a U.S. permanent establishment of the Non-U.S. Holder) to such Non-U.S. Holder, provided that (i) such Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of the Company's stock entitled to vote within the meaning of section 871(h)(3) of the Code and the Treasury regulations thereunder, (ii) such Non-U.S. Holder is not a controlled foreign corporation that is related to the Company through stock ownership and (iii) such Non-U.S. Holder is not a bank whose receipt of interest on the Securities is described in section 881(c)(3)(A) of the Code, provided, in each case, such Non-U.S. Holder satisfies the certification requirement set forth in section 871(h) or section 881(c) of the Code and the Treasury regulations thereunder (which includes, among other things, providing a properly executed IRS Form W-8BEN (available at www.irs.gov)).

        If a Non-U.S. Holder cannot satisfy the requirements of the "portfolio interest" exemption described above, 30% of payments attributable to accrued interest on such Non-U.S. Holder's Securities will be withheld unless such Non-U.S. Holder provides the Company or the Company's paying agent, as the case may be, with a properly executed (i) IRS Form W-8BEN claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty or (ii) IRS Form W-8ECI (available at www.irs.gov) stating that interest on the Securities is not subject to withholding tax because it is effectively connected with the beneficial owner's conduct of a trade or business in the United States. Alternative documentation may be applicable in certain situations.

Effectively Connected Income

        If a Non-U.S. Holder is engaged in a trade or business in the United States and any gain from the sale of the Securities and any accrued but unpaid interest on the Securities is effectively connected with the conduct of that United States trade or business (and, if an applicable income tax treaty applies, the gain is attributable to a U.S. permanent establishment of the Non-U.S. Holder), the Non-U.S. Holder, although exempt from the withholding tax discussed above (provided the certification requirements described above are satisfied), will be subject to U.S. federal income tax on the gain from the sale of the Securities and interest on a net income basis in the same manner as if it were a U.S. Holder. In addition, if the Non-U.S. Holder is a foreign corporation, it generally will be subject to a branch profits tax equal to 30% (or lesser rate under an applicable income tax treaty) of its effectively connected earnings and profits, subject to adjustments.

Information Reporting and Backup Withholding

        In general, a Non-U.S. Holder will not be subject to information reporting or backup withholding with respect to payments in consideration for the surrender of the Securities for purchase pursuant to the Put Option, provided that the Non-U.S. Holder provides an IRS Form W-8BEN (or other applicable form) (all IRS Forms W-8 and their instructions are available at www.irs.gov) and the payer does not have actual knowledge or reason to know that the Non-U.S. Holder is a "United States person" within the meaning of the Code. In particular, information reporting and backup withholding may apply if the Non-U.S. Holder uses the United States office of a broker, and information reporting (but generally not backup withholding) may apply if the Non-U.S. Holder uses the foreign office of a broker that has certain connections to the United States. If the Non-U.S. Holder surrenders his or her Securities outside the United States through a non-U.S. office of a non-U.S. broker and the Put Right Purchase Price is paid to the Non-U.S. Holder outside the United States, then information reporting and backup withholding generally will not apply to a payment of the Put Right Purchase Price. Certain payments made to a Non-U.S. Holder may be reported to the IRS and to such Non-U.S. Holder on Form 1042-S.

        Backup withholding is not an additional tax. A Non-U.S. Holder subject to the backup withholding rules will be allowed a credit in the amount withheld against the Non-U.S. Holder's U.S. federal income tax liability and, if withholding results in an overpayment of tax, that Non-U.S. Holder may be entitled to a refund, provided that the requisite information is furnished to the IRS in a timely manner. Non-U.S. Holders should consult their own tax advisors regarding the availability of a refund of any U.S. backup withholding tax and the filing of a U.S. tax return.

        We suggest that you consult your tax advisors concerning the application of information reporting and backup withholding based on your particular circumstances and the availability of, and procedure for, obtaining an exemption from backup withholding under current Treasury regulations.

        11.    Additional Information.    The Company is subject to the reporting and other informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information can be inspected and copied at the Public Reference Section of the SEC located at Station Place, 100 F Street, N.E., Washington D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the SEC at prescribed rates. Such material may also be accessed electronically by means of the SEC's home page on the Internet at www.sec.gov.

        The Company has filed with the SEC a Tender Offer Statement on Schedule TO, pursuant to Section 13(e) of the Exchange Act and Rule 13e-4 promulgated thereunder, furnishing certain information with respect to the Put Option. The Tender Offer Statement on Schedule TO, together with any exhibits and any amendments thereto, may be examined and copies may be obtained at the same places and in the same manner as set forth above.

        The documents listed below (as such documents may be amended from time to time) contain important information about the Company and its financial condition.

  •
  The Company's Annual Report on Form 10-K for the fiscal year ended May 31, 2012;

  •
  All other reports filed pursuant to Sections 13, 14 or 15(d) of the Exchange Act since the end of the fiscal year covered by the Form 10-K mentioned above;

  •
  All documents filed with the SEC by the Company pursuant to Sections 13, 14 and 15(d) of the Exchange Act subsequent to the date of this Put Right Purchase Offer and prior to 5:00 p.m., New York City time, on the Expiration Date; and

  •
  The descriptions of the Company's common stock and the common stock purchase rights included in its registration statements on Form 8-A filed with the SEC on August 4, 1997 and July 13, 2007, respectively, pursuant to Section 12(d) of the Exchange Act, including any amendments or reports filed for the purpose of updating such descriptions.

        In the event of conflicting information in these documents, the information in the latest filed documents should be considered correct.

        Notwithstanding the foregoing, the Schedule TO to which this Put Right Purchase Offer relates does not permit "incorporation by reference" of documents filed after its date. Accordingly, if a material change occurs in the information set forth in this Put Right Purchase Offer, we will amend the Schedule TO accordingly.

        12.    No Solicitations.    The Company has not employed any persons to make solicitations or recommendations in connection with the Put Option.

        13.    Definitions.    All capitalized terms used but not specifically defined in this Put Right Purchase Offer shall have the meanings given to such terms in the Indenture and the Securities.

        14.    Conflicts.    In the event of any conflict between this Put Right Purchase Offer on the one hand and the terms of the Indenture or the Securities or any applicable laws on the other hand, the terms of the Indenture or the Securities or applicable laws, as the case may be, will control.

        None of the Company or its board of directors or employees are making any recommendation to any Holder as to whether to surrender or refrain from surrendering Securities for purchase pursuant to this Put Right Purchase Offer. Each Holder must make such Holder's own decision whether to surrender such Holder's Securities for purchase and, if so, the principal amount of Securities to surrender based on their own assessment of current market value and other relevant factors.

 ANNEX A

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

        The following table sets forth the names of each of the members of the Company's board of directors and each of the Company's executive officers.

Directors

Name	Title
David P. Storch	Chairman of the Board
Anthony K. Anderson	Director
Norman R. Bobins	Director
Michael R. Boyce	Director
Ronald R. Fogleman	Director
James E. Goodwin	Director
Patrick J. Kelly	Director
Peter Pace	Director
Timothy J. Romenesko	Director
Marc J. Walfish	Director
Ronald B. Woodward	Director

Executive Officers

Name	Title
David P. Storch	Chairman of the Board and Chief Executive Officer
Timothy J. Romenesko	President and Chief Operating Officer
Michael J. Sharp	Chief Financial Officer, Treasurer, Controller and Chief Accounting Officer
Robert J. Regan	Vice President, General Counsel and Secretary
John M. Holmes	Aviation Services Group Vice President—Inventory, Management and Distribution
Dany Kleiman	Aviation Services Group Vice President—Repair and Engineering
Randy J. Martinez	Aviation Services Group Vice President—Airlift
Terry D. Stinson	Technology Products Group Vice President

        The business address of each person set forth above is c/o AAR CORP., One AAR Place, 1100 N. Wood Dale Road, Wood Dale, Illinois 60191 and the telephone number there is (630) 227-2000.

QuickLinks

  Exhibit 99(a)(1)(A)
PUT RIGHT PURCHASE OFFER TO HOLDERS OF 1.75% CONVERTIBLE SENIOR NOTES DUE 2026 ISSUED BY AAR CORP. CUSIP Numbers: 000361 AG 0 (144A) and 000361 AH 8
TABLE OF CONTENTS
SUMMARY TERM SHEET
IMPORTANT INFORMATION CONCERNING THE OPTION
ANNEX A BOARD OF DIRECTORS AND EXECUTIVE OFFICERS